Exhibit 1

NEWS RELEASE
LACLEDE GAS


                                     Contact:  Richard N. Hargraves
                                               (314) 342-0652
FOR IMMEDIATE RELEASE
January 27, 2000


     Laclede Gas Company today released its earnings report for the first quarter of the company's Fiscal Year 2000 and for the twelve months of calendar year 1999. A Statement of Consolidated Income is attached.

     The quarter ended December 31, 1999, which is the first quarter of Laclede's fiscal year 2000, equaled the fourth warmest comparable quarter in the last 100 years - 18% warmer than normal and 5% warmer than last year. Laclede was able to offset some of the impact of the warm weather through the continued success of its cost-control program, as well as improved results related to the company's Gas Supply Incentive Plan.

     Earnings this quarter were $.51 per share compared with $.55 per share during the same period last year. However, Laclede pointed out that, despite the extraordinarily warm weather this year, earnings from its core gas distribution operations actually were greater in the first quarter of Fiscal 2000 than in last year's first quarter, which reflected a one-time $.07 per share benefit from the November 1998 sale of Laclede's interest in the Centre Park 40 property, a real estate venture of a non-utility subsidiary.

     Earnings for calendar year 1999 were $1.40 per share compared with $1.36 per share in calendar 1998. Laclede achieved this year-to-year earnings increase despite a one-time charge in calendar 1999 of approximately $.11 per share resulting from the sale of Laclede's interest in Clark Enterprises.

     Laclede's cost-control efforts had a positive impact on calendar year results, as did regulatory accounting changes instituted July 1, 1998, as part of the settlement of the Company's 1998 rate case. The resulting operating and depreciation expense reductions, coupled with moderately improved sales reflecting 1.1% colder weather, contributed to the earnings increase.

     Revenues for calendar 1999 were $489.5 million, compared with $511.6 million in calendar 1998. The decrease in revenues reflects lower wholesale gas costs that are passed on to Laclede's customers.








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     As previously reported, the Missouri Public Service Commission authorized a general rate increase designed to increase Laclede's revenues by $11.24 million annually. The increase was effective for services rendered to Laclede's customers on or after December 27, 1999. Thus, although it had only a minimal impact in either calendar 1999 or the first quarter of Fiscal 2000, this general rate increase should have a significant beneficial impact on Laclede's future results.

     Note: This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-K for the year ended September 30, 1999 filed with the Securities and Exchange Commission.









































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                               UNAUDITED
STATEMENTS OF CONSOLIDATED INCOME

Laclede Gas Company
and Subsidiary Companies
(In Thousands Except Per Share Amounts)
                                    Three Months Ended   Twelve Months Ended
                                        December 31,          December 31,
                                      1999       1998       1999       1998
                                      ----       ----       ----       ----
Operating Revenues:
  Utility operating revenues        $144,659  $149,759   $468,610   $498,282
  Non-utility operating revenues       6,775     3,753     20,900     13,366
                                    ------------------   -------------------
  Total operating revenues           151,434   153,512    489,510    511,648
                                    ------------------   -------------------

Operating Expenses:
  Utility operating expenses
    Natural and propane gas           81,596    86,704    241,242    272,263
    Other operation expenses          22,653    23,667     82,748     87,179
    Maintenance                        4,708     5,082     19,209     18,841
    Depreciation and amortization      5,495     5,287     21,698     23,994
    Taxes, other than income taxes    10,372    10,520     41,521     41,557
                                    ------------------   -------------------
  Total utility operating expenses   124,824   131,260    406,418    443,834
  Non-utility operating expenses       6,595     3,640     20,200     12,531
                                    ------------------   -------------------
  Total operating expenses           131,419   134,900    426,618    456,365
                                    ------------------   -------------------
Operating Income                      20,015    18,612     62,892     55,283
Other Income and Income Deductions-
  Net                                    776     1,964**   (1,661)*    2,478**
                                    ------------------   -------------------
Income Before Interest and
  Income Taxes                        20,791    20,576     61,231     57,761
                                    ------------------   -------------------

Interest Charges:
  Interest on long-term debt           3,784     3,347     14,403     14,291
  Other interest charges               2,189     1,957      6,859      6,788
                                    ------------------   -------------------
    Total interest charges             5,973     5,304     21,262     21,079
                                    ------------------   -------------------
Income Before Income Taxes            14,818    15,272     39,969     36,682
Income Taxes                           5,237     5,565     14,033     12,716
                                    ------------------   -------------------
Net Income                             9,581     9,707     25,936     23,966
Dividends on Preferred Stock              24        24         97         97
                                    ------------------   -------------------
Earnings Applicable to Common Stock $  9,557   $ 9,683   $ 25,839   $ 23,869
                                    ==================   ===================
Average Number of Common
  Shares Outstanding                  18,878    17,628     18,453     17,615

Earnings Per Share Of Common Stock      $.51      $.55      $1.40      $1.36

NOTE: Certain prior-period amounts have been reclassified to conform to current-year presentation.
* Includes a one-time pre-tax charge of $3.2 million.
**Includes a one-time pre-tax gain of $1.9 million.